FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of January 2008

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



January 30, 2008

                                                                January 30, 2008

                                                           Ricoh Company, Ltd.
                                                           8-13-1 Ginza Chuo-ku,
                                                           Tokyo 107-8544, Japan

                    NOTICE REGARDING THE REPURCHASE OF SHARES

Tokyo, January 30, 2008---Ricoh Company, Ltd. Announced today that its Board of Directors resolved to repurchase its own shares, pursuant to the provisions of
Article 165-3 and Article 156 of the Japanese Corporation Law.

1.   Reason for share repurchase

     To enable flexible and agile capital management in a rapidly changing economic environment.

2.   Details of repurchase

     (1) Type of shares:         Common stock

     (2) Number of shares:       Up to 9,000,000 shares
                                 (% to total number of shares issued excluding treasury stock :1.23%)

     (3) Total purchase price:   Up to 15 billion yen

     (4) Period of repurchase:   From January 31, 2008 to March 24, 2008

Reference:

     Total number of shares issued and treasury stock as of December 31, 2007:
     Total number of shares issued (excluding treasury stock):                  729,778,769 shares
     Number of treasury stock:                                                  15,133,309 shares



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